                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

     (MARK ONE)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM          TO
                                           ----------  -----------

                        COMMISSION FILE NUMBER 33-47073

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               THE SCOTTS COMPANY
                            RETIREMENT SAVINGS PLAN

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               The Scotts Company
                              41 South High Street
                                   Suite 3500
                              Columbus, Ohio 43215

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                           Page

Report of Independent Accountants                                            1

Financial Statements:

    Statements of Net Assets Available for Benefits as of
      December 31, 1999 and 1998                                             2

    Statements of Changes in Net Assets Available for Benefits for
      the Years Ended December 31, 1999 and 1998                             3

    Notes to Financial Statements                                            4

Supplemental Schedule:

    Line 27a--Schedule of Assets Held for Investment Purposes as of
      December 31, 1999                                                     10

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of
The Scotts Company
Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Scotts Company Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers

Columbus, Ohio
June 8, 2000

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                             1999             1998
Net assets available for benefits:
    Cash and cash equivalents                            $     77,808     $    102,679
    Investments
      Mutual funds, at fair value                         120,732,789      105,040,892
      Common trust fund, at fair value                     12,858,898        7,759,666
      The Scotts Company Common Shares, at fair value       7,401,532        5,004,639
      Loans to participants, at cost                        2,415,972        2,087,079
    Employer contribution receivable                        1,307,312          959,930
    Employee contribution receivable                          940,022          739,547
    Receivable from broker                                     63,857               --
                                                         ------------     ------------

        Total net assets available for benefits          $145,798,190     $121,694,432
                                                         ============     ============

    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                             1999              1998
Increases:
    Interest and dividends                               $  7,194,049     $  6,919,619
    Net appreciation in fair value of investments          10,479,748       14,113,156
    Employer contributions                                  8,572,712        7,021,939
    Participant contributions                               9,377,515        6,747,303
    Plan mergers (see Note 7)                                      --       16,965,706
                                                         ------------     ------------

      Total increases                                      35,624,024       51,767,723
                                                         ------------     ------------

Decreases:
    Benefits paid to participants                          11,503,900        7,206,957
    Administrative expenses                                    16,366           25,157
                                                         ------------     ------------

      Total decreases                                      11,520,266        7,232,114
                                                         ------------     ------------

Net increase in net assets available for benefits          24,103,758       44,535,609

Net assets available for benefits, beginning of year      121,694,432       77,158,823
                                                         ------------     ------------

Net assets available for benefits, end of year           $145,798,190     $121,694,432
                                                         ============     ============

    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.       PLAN DESCRIPTION

         The plan is a contributory defined contribution benefit plan sponsored by The Scotts Company. The following brief description of The Scotts Company (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of Plan provisions, such as eligibility, vesting, allocation and funding.

         ELIGIBILITY
         Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month immediately following or coincident with their date of employment. Regular employees of Scotts Lawn Service, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligibility service and are eligible to make contributions and receive matching contributions on the first day of the month after completing 90 days of service. Temporary employees are eligible to participate on the January 1 or July 1 subsequent to completing one year of eligibility service and attaining age 21.

         EMPLOYEE CONTRIBUTIONS
         The Plan provides for participants to make pre-tax or after-tax contributions up to 15% of eligible wages, not to exceed the annual Internal Revenue Service (IRS) maximum deferral amount.

         EMPLOYER CONTRIBUTION
         The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant contributions dollar for dollar for the first 3% of pay, and matches $0.50 on the dollar for the next 2% of participant contributions. Additionally, the Company remits transition contributions to certain participants who were also participants of certain retirement plans previously sponsored by The Scotts Company or its subsidiaries.

         VESTING
         Participants are immediately vested in their contributions plus actual earnings thereon. Matching contributions made by the Company vest immediately. However, base and transition contributions made by the Company vest after three years of service, or immediately upon death or disability.

         FORFEITURES
         The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures totaled $74,734 for the year ended December 31, 1999.

         INVESTMENTS
         All investments are participant-directed. Participants can change their investment options on a daily basis. The following investment options are available to participants:

         o FIDELITY PURITAN FUND--assets are invested in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any maturity.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

         o FIDELITY CONTRAFUND--assets are primarily invested in U.S. and foreign common stocks that are believed to be undervalued.
         o FIDELITY BLUE CHIP FUND--assets are primarily invested in common stock of established and/or rapidly growing companies. Approximately 65% of this fund's total assets invest in common stock of blue chip companies.
         o FIDELITY WORLDWIDE FUND--assets are invested in stocks and other securities of companies located around the world.
         o FIDELITY FREEDOM INCOME FUND--assets are primarily invested in bond and money market funds. A smaller percentage of assets are invested in equity mutual funds.
         o FIDELITY FREEDOM 2000 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2000 approaches.
         o FIDELITY FREEDOM 2010 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2010 approaches.
         o FIDELITY FREEDOM 2020 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2020 approaches.
         o FIDELITY FREEDOM 2030 FUND--assets are invested in a combination of equity, fixed income and money market mutual funds. The asset mix becomes more conservative as year 2030 approaches.
         o FIDELITY MANAGED INCOME PORTFOLIO--assets are invested in investment contracts of major insurance companies and other approved financial institutions, and in other fixed income securities. A small percentage of assets are invested in money market funds to provide daily liquidity.
         o SPARTAN U.S. EQUITY INDEX FUND--assets are invested in stocks and in approximately the same proportions as the Standard & Poor's 500 Stock Index.
         o BARON ASSET FUND--assets are invested in stocks with prices perceived as low relative to the related companies' profits, assets, and other value measures.
         o PIMCO TOTAL RETURN FUND--assets are invested in various types of bonds, including U.S. government, corporate, mortgage, and foreign bonds with an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years).
         o THE SCOTTS COMPANY SHARES--assets consist entirely of The Scotts Company common shares and cash equivalents.

         BENEFIT PAYMENTS
         Participants are eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant's account as of the business day the trustee processes the distribution. The Plan also provides for hardship and in-service withdrawals for active employees under certain circumstances.

         PARTICIPANT LOANS
         Loans are available to participants from their individual accounts subject to the terms of the Plan.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         INVESTMENTS
         Excluding participant loans, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.

         Net appreciation in fair value for each significant class of investments for the years ended December 31, 1999 and 1998 is as follows:

                                                          1999                1998
               Mutual funds                            $ 9,949,037         $12,966,913
               The Scotts Company Common Shares            530,711           1,146,243
                                                       -----------         -----------
                    Total net appreciation             $10,479,748         $14,113,156
                                                       ===========         ===========

         ADMINISTRATIVE EXPENSES
         The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

         PAYMENTS OF BENEFITS
         Benefits are recorded when paid.

         USE OF ESTIMATES
         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options, which are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

         RECLASSIFICATIONS
         Certain reclassifications have been made to the prior year's financial statements to conform to current year classifications.


3.       INVESTMENTS IN THE SCOTTS COMPANY

         At December 31, 1999 and 1998, the Plan had investments in the Company's common shares, as follows:

                                                       1999                       1998
                                              ----------------------     ----------------------
                                                         FAIR MARKET                FAIR MARKET
                                              SHARES        VALUE        SHARES        VALUE
                                              -------     ----------     -------     ----------
               The Scotts Company
                 Common Shares                183,889     $7,401,532     130,130     $5,002,197
                                              =======     ==========     =======     ==========

         The Company's common shares are valued at quoted market prices, which were $40.25 and $38.44 per share at December 31, 1999 and 1998, respectively.


4.       INVESTMENTS THAT REPRESENT 5% OR MORE OF NET ASSETS AVAILABLE FOR
         BENEFITS

         The following investments represent 5% or more of net assets available for benefits as of December 31, 1999 and 1998:

                                                                    1999               1998
                                                                 FAIR VALUE         FAIR VALUE
                                                                 -----------        -----------
               Fidelity Puritan Fund                             $33,153,324        $37,906,149
               Fidelity Blue Chip Fund                            32,882,751         26,741,728
               Fidelity Managed Income Portfolio                  12,858,898          7,759,666
               Spartan U.S. Equity Index Fund                     25,671,384         22,411,970
               The Scotts Company Common Shares                    7,401,532
               Fidelity Contrafund                                 9,000,656


5.       TAX STATUS

         The Plan obtained a determination letter on January 28, 1997, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and is therefore not subject to income taxes.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

6.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, participants will become fully vested in their accounts.


7.       PLAN MERGERS

         Effective January 1, 1998, the Hyponex Corporation Profit Sharing Plan and the Scotts-Sierra Horticultural Products Company Salaried Employees Savings and Investment Plan merged into the Plan. Net assets available for benefits of approximately $16,511,000 were transferred to the Plan. Effective July 1, 1998, the Earthgro, Inc. 401(k) Plan merged into the Plan. Net assets available for benefits of approximately $454,000 were transferred to the Plan. Immediately after the mergers, each participant in the Plan as merged had an account balance equal to the sum of the account balances the participant had in the above mentioned plans immediately prior to the mergers. The mergers had no effect on participants' rights under the Plan.


8.       RECONCILIATION TO FORM 5500

         There were no differences in net assets available for benefits per the financial statements and the Form 5500 at December 31, 1998.

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                                      1999
                                                                  ------------
Net assets available for benefits per
    the financial statements                                      $145,798,190
Amounts allocated to withdrawing
    participants                                                      (337,505)
                                                                  ------------

Net assets available for benefits
    per Form 5500                                                 $145,460,685
                                                                  ============

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      YEAR ENDED
                                                                     DECEMBER 31,
                                                                         1999
                                                                     -----------
Benefits paid to participants per
    the financial statements                                         $11,503,900
Amounts allocated to withdrawing
    participants                                                         337,505
                                                                     -----------

Benefits paid to participants per
    the Form 5500                                                    $11,841,405
                                                                     ===========

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

LINE 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                     SHARES/PAR        CURRENT
                 DESCRIPTION                            VALUE           VALUE
--------------------------------------------------   ----------     ------------
Fidelity Puritan Fund                                 1,742,161       33,153,324
Fidelity Contrafund                                     149,961        9,000,656
Fidelity Blue Chip Fund                                 547,043       32,882,751
Fidelity Worldwide Fund                                 151,677        3,018,371
Fidelity Freedom Income Fund                             84,727          959,959
Fidelity Freedom 2000 Fund                              249,440        3,240,220
Fidelity Freedom 2010 Fund                              130,793        1,944,897
Fidelity Freedom 2020 Fund                              161,050        2,637,992
Fidelity Freedom 2030 Fund                               58,358          985,088
Fidelity Managed Income Portfolio                    12,858,898       12,858,898
Spartan US Equity Index Fund                            492,827       25,671,384
Baron Asset Fund                                        115,925        6,812,894
The Scotts Company Common Shares                        183,889        7,401,532
PIMCO Total Return                                       42,955          425,252
Loans to participants (7.00% to 10.00%), due at
    various maturity dates through 2003                                2,415,972
                                                                    ------------

                                                                    $143,409,190
                                                                    ============

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN

Dated: June 28, 2000               By: /s/ Hadia Lefavre
                                       --------------------------------------
                                Title: Senior Vice President, Human Resources
                                       Worldwide, The Scotts Company

THE SCOTTS COMPANY
RETIREMENT SAVINGS PLAN
ANNUAL REPORT ON FORM 11-K
--------------------------------------------------------------------------------

For fiscal year ended December 31, 1999

                             INDEX TO EXHIBITS

Exhibit                                                               Page
Number                        Description                            Number
------                        -----------                            ------

  23             Consent of Independent Accountants                    12